UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015
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Commission File Number: 001-36637
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MOL GLOBAL, INC.

Lots 07-03 & 08-03, Levels 7 & 8
Berjaya Times Square, No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOL Global, Inc.

By	:	/s/ Ramesh Pathmanathan
Name:	:	Ramesh Pathmanathan
Title:	:	Chief Financial Officer

Date: July 24, 2015

Exhibit Index

Exhibit 99.1 – General Meeting:  Outcome of Meeting